Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

	For the three months ended:			For the nine
				months ended
	March 31,	June 30,	September 30,	September 30,
	1999	1999	1999	1999

Basic weighted average shares outstanding	12,231,668	12,307,781	12,312,255	12,283,901

Stock options

Options at $5.81	15,183	—	2,262	5,815

Options at $5.00	20,509	12,127	14,952	15,863

Options at $4.75	2,326	1,525	2,061	1,971

Options at $4.75	—	16,318	23,456	13,258

Options at $4.38	30,902	23,457	25,966	26,775

Options at $2.67	16,449	1,992	2,048	6,830

Options at $2.00	19,187	—	—	6,396

Diluted weighted average shares outstanding	12,336,224	12,363,200	12,383,000	12,360,809

Net income ($000’s)	$1,233	$1,487	$1,611	$4,331

Net income per share:

Basic income per share	$0.10	$0.12	$0.13	$0.35

Diluted income per share	$0.10	$0.12	$0.13	$0.35

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